

March 14, 2013

<u>Via E-Mail</u>
Mr. G. Peter Dans
Chief Financial Officer
Nordion Inc.
447 March Road
Ottawa, Ontario, Canada   K2K 1X8

  Re: Nordion Inc.
     Form 40-F for fiscal year ended October 31, 2012
     Filed January 28, 2013
     File No. 1-15016

Dear Mr. Dans:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for fiscal year ended October 31, 2012</u>

<u>Exhibit 1.2</u>

<u>Report of Independent Registered Accounting Firm on Internal Control, page 1 Independent auditors' report of registered public accounting firm, page 2</u>

1. We note that your independent registered public accounting firm signed its reports as *Ernst & Young, Chartered Accountants* even though it appears to be registered with the United States' Public Company Oversight Board (PCAOB) as *Ernst & Young LLP*. Please have your auditor confirm that it is authorized to sign its reports using that name, or otherwise, confirm that in future filings it will sign all reports using the PCOAB registered name of the firm – i.e., *Ernst & Young LLP*.

Note 2. Summary of Significant Accounting Policies, page 7

2.   We note your disclosure of estimated litigation accruals in Notes 10 and 18. Please
        revise future filings to include your accounting policy for loss contingencies in the notes
        to the audited financial statements. Refer to FASB Accounting Standards Codification
        235-10-50-1.

– Revenue recognition, page 9

3.   We note your disclosures here regarding your revenue recognition policy related to
        arrangements with multiple deliverables. Please provide us with additional details
        regarding your consideration of paragraph 605-25-25-5 of the FASB Accounting
        Standards Codification. Specifically, tell us and revise future filings to explain how you
        considered whether each of the delivered elements has value to the customer on a
        standalone basis.

4.   With a view towards enhanced disclosure in future filings, please provide us with
        additional details to understand your revenue recognition. For example, discuss the nature
        of your multiple element arrangements. Also discuss whether you have any post-
        shipment obligations. Finally, discuss how you evaluate whether there is persuasive
        evidence of an arrangement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief